Exhibit Q

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

MPI

A French société anonyme with a share capital of €11,533,653.40

Registered office: 51, rue d’Anjou – 75008 Paris

517 518 247 R.C.S. Paris

(the “Company”)

REPORT FROM THE BOARD OF DIRECTORS

FOR THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF THE SHAREHOLDERS HELD ON 17 DECEMBER 2015

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

This document is a free English translation of the draft agreement on the merger of the Company into M&P. This translation has been prepared solely for the information and convenience of the shareholders of the Company and M&P and other readers. No assurances are given as to the accuracy or completeness of this translation and the Company and M&P assumes no responsibility with respect to this translation or any misstatement or omission that may be contained therein. In the event of any ambiguity or discrepancy between this translation and the original French version of the draft merger agreement, the French version shall prevail.

Important information

This document does not constitute and shall not be construed as an offer or the solicitation of an offer to purchase, sell or exchange any securities of M&P or the Company. In particular, it does not constitute an offer or the solicitation of an offer to purchase, sell or exchange of securities in any jurisdiction (including the US, the United Kingdom, Australia, Canada and Japan) in which it would be unlawful or subject to registration or qualification under the laws of such jurisdiction.

This business combination is made for the securities of a foreign company, and is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in any of the documents made available to the public in the context of the business combination have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

In connection with the proposed transaction, the required information documents will be filed with the Autorité des Marchés Financiers (“AMF”). Investors and shareholders are strongly advised to read, when available, the information documents that have been filed with the AMF because they will contain important information.

Shareholders and investors may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from M&P’s website (www.maureletprom.fr) or the Company’s website (www.mpienergy.fr).

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

Dear All,

The purpose of this report, which was drawn up pursuant to articles L. 236-9 (4) and R. 236-5 of the French Commercial Code (the “Report”), is to describe the conditions, especially the legal and financial conditions, of the proposal for a merger of the Company into Etablissements Maurel & Prom, a French société anonyme with a share capital of €93,604,436.31, having its registered office at 51 rue d’Anjou – 75008 Paris, registered with the commercial and companies registry of Paris under number 457 202 331 (“M&P”) (the “Merger”) to be presented at the ordinary and extraordinary general meeting of the shareholders of the Company on 17 December 2015.

The Report should be read alongside the document pertaining to the Merger that will be registered by the French markets authority, the Autorité des marchés financiers, (the “Document E”) and is to be made available to the shareholders on the Company’s website (www.mpienergy.com) and on that of the Autorité des marchés financiers (www.amf-france.org).

This Report, which was drawn up by the board of directors of the Company, is divided into two sections: the first section is a presentation of the proposed Merger and the second concerns the resolutions to be submitted to the shareholders of the Company at the ordinary and extraordinary general meeting.

I.	Presentation of the proposed Merger

The Company and M&P have commenced talks on the possibility of a merger between them that would result in the creation of front-running junior gas and oil company. The Merger between the Company and M&P is part and parcel of the consolidation trend affecting independent oil and gas exploration and production companies across the board. It would give the combined entity greater financial capacity through:

•	a combination of significant cash flows from production in Gabon and Tanzania and dividends from Seplat in Nigeria;

•	a better access to financial markets; and

•	substantial cost synergies and tax savings which, for example, would have represented €14.5 million for the 2014 financial year on a pro forma basis, of which €12 million in tax savings and €2.5 million in operating expenses corresponding to listing, structural and management costs of the Company.

The Merger would also enable the new entity to benefit from an attractive combination of developed onshore assets, offering a favourable oil (variable price) / gas (fixed price) product mix and greater geographic diversification combining (i) operated assets generating substantial oil production with long-term visibility (including through the Ezanga permit in Gabon held at 80%), (ii) operated assets that began producing gas on 20 August 2015 offering exposure to East African countries (Tanzania), (iii) a significant stake (21.76%) in Seplat, one of the leading indigenous operators in Nigeria with strong potential for growth, (iv) significant upside development and appraisal potential in Canada and (v) exploration regions in Colombia, Myanmar and Namibia.

The group created by the Merger would offer investors an attractive investment vehicle in terms of liquidity and market capitalisation with an optimised balance sheet and sustainable funding, ranking it among the top-tier independent European oil exploration and production companies.

Merging the two businesses would give the new entity more weight in terms of potential combinations with selected other companies as part of the consolidation trend affecting independent oil and gas exploration and production companies. Work is already underway to identify the best candidates with which the entity could build a bigger and more diversified group.

After announcing the Merger plans on 27 August 2015, the two companies undertook an analysis of the economic, financial, legal and operational conditions under which the Merger might take

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

place and, following the recommendations of the ad hoc committees they respectively appointed to consider the plans, the boards of directors of the Company and of M&P met on 15 October 2015 and decided to approve the Merger and the draft agreement setting out the terms and conditions for the transaction (the “Merger Agreement”). The Company and M&P signed the Merger Agreement and published it under the conditions defined in the applicable regulatory provisions. The Merger Agreement is appended hereto in Appendix 1.

1.	Independent Auditor

Upon recommendation of its ad hoc committee, the Company board of directors decided to make a voluntary appointment of the firm Associés en Finance, represented by Mr Arnaud Jacquillat, as independent auditor entrusted with evaluating the fairness of the financial terms offered to Company shareholders in the proposed Merger. It is understood that this independent auditor must comply with the applicable rules for independent auditors appointed pursuant to the AMF General Regulations. The auditor’s work was overseen by the ad hoc committee set up by the Company board of directors.

The independent auditor’s report dated 15 October 2015 is available on the Company’s website and will be appended to Document E.

After describing its work, the independent auditor issued the following opinion on the financial terms offered to Company shareholders in the Merger.

“The originally planned ratio of 2 MPI shares (post €0.45 dividend) for one Maurel & Prom share was revised to 1.75 MPI shares for one Maurel & Prom share after the latest market data were taken into account, along with specific events affecting Maurel & Prom. The ratio is within the range of the implied ratios described [in the report] (1.5 middle value using DCF method, 2.3 based on the last stock prices quoted before the merger announcement), and is within the range identified from the estimated future cash flow method. Our valuation work and all the above considerations lead us to conclude that the proposed merger exchange ratio of 1.75 MPI shares for one Maurel & Prom share is fair.”

2.	Merger Auditors

Mr Olivier Péronnet and Mr Jacques Potdevin were appointed as Merger Auditors in an order issued by the presiding judge of the Paris Commercial Court on 1 September 2015. Their assignment is to examine the terms of the Merger and specifically (i) to verify that the relative values attributed to Company and M&P shares are appropriate and the exchange ratio is equitable, (ii) to assess the value of the contributions in kind to be made as part of the merger between the Company and M&P and (iii) to draw up – and bear liability for – a report on the value of the transferred assets as provided for in article L. 236-10-III of the French Commercial Code and a report on the terms of the Merger as provided for in article L. 236-10-I of the French Commercial Code.

The reports drawn up by the Merger Auditors can be consulted on the Company’s website and are also to be appended to the Document E.

In their reports, after describing their work, the Merger Auditors set out their conclusions concerning the value of the assets and determination of the exchange ratio.

2.1.	The value of the transferred assets

“On the basis of our work and as at the date of this report, we are of the view that the value of the contributions of €353,749,589 is not overestimated and, therefore, the net assets contributed are at least equal to the amount of the share issue of the company receiving the contributions increased by the merger premium”.

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

2.2.	The determination of the exchange ratio

“On the basis of our work and as at the date of this report, we are of the view that the exchange ratio of 1 M&P share for 1.75 MPI share agreed by the parties is fair”.

3.	Autorité des marchés financiers

Pursuant to the general regulations of the Autorité des marchés financiers (the “AMF”), particularly article 212-34 thereof, the Document E, which will be drawn up in accordance with the guidelines provided in appendix II to AMF Instruction no. 2005-11, is to be registered by the AMF.

In addition to the reports of the Merger Auditors, the Document E will contain pro forma financial information, in accordance with Regulation no. 809/2004 of the European Commission.

The Company’s statutory auditors will provide a limited audit of the pro forma financial information. The Document E will also include a letter from the Company’s statutory auditors stating that their audit is complete.

4.	General meetings

The Merger would need to be approved by the shareholders of the Company and of M&P at an extraordinary general meeting.

5.	Completion

The Merger would only be complete upon the satisfaction of the conditions precedent defined in article 3.1 of the Merger Agreement, namely (i) confirmation from the AMF that the Merger will not result in an obligation for Pacifico S.A., a reference shareholder of the Company and M&P, to file a squeeze-out offer for Company and M&P shares pursuant to article 236-6 of the AMF general regulations, (ii) approval of the exceptional distribution set out in the first resolution at the Company’s general meeting of shareholders, (iii) approval of the Merger set out in the second resolution at the Company’s general meeting of shareholders and (iv) approval of the Merger at the M&P extraordinary general meeting of shareholders (the “Conditions Precedent”). For the avoidance of doubt, it is understood that the exceptional distribution proposed in the first resolution referred to in (ii) above will be paid to you in the event the first resolution is approved, irrespective of whether the second resolution on the Merger is approved.

The Merger, the issue of new shares in M&P in consideration for the assets transferred by the Company and the resulting dissolution of the Company would be fully complete (i) on 23 December 2015 at 11.59 pm if the last Condition Precedent is satisfied on 23 December 2015 before 11.59 pm or, if the last Condition Precedent is not satisfied on 23 December 2015 before 11.59 pm, (ii) at 11.59 pm on the date the last Condition Precedent (the “Completion Date”) is satisfied. In any event, it is not possible for the Completion Date to fall after 29 February 2016 (inclusive).

Pursuant to the provisions of article L. 236-4 of the French Commercial Code, the Merger would take retroactive effect for tax and accounting purposes on the first day of the Company’s financial year in progress on the Completion Date.

6.	Legal and financial conditions of the Merger

Details of the other legal and financial conditions for the proposed Merger are provided in the Merger Agreement appended hereto in Appendix 1 and in the Document E, which will be available to the shareholders on the websites of the Company and the AMF.

The consideration for the transfers and the method of calculation of the exchange ratio were jointly determined by the boards of directors of the Company and of M&P.

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

6.1.	Criteria used to compare the companies

The proposed exchange ratio of 1 M&P share for 1.75 Company shares (corresponding to an exchange ratio of 4 M&P shares for 7 Company shares), following an exceptional distribution of €0.45 per Company share with dividend rights, was determined using a multi-criteria approach relying on the usual and appropriate valuation methods for the proposed transaction, taking into account the specific characteristics of the oil and gas exploration and production industry.

The following were applied:

•	an analysis of the Company and M&P historical share prices; and

•	a comparison of the valuations obtained for the Company and for M&P using the revalued net asset value (RNAV) method, based mainly on the value of the principal assets of the two companies using the discounted cash flow (DCF) method.

In light of the above, the exchange ratio was determined to be the ratio between the values of the equity of the Company and of M&P after taking into account the exceptional distribution that is proposed to you in the first resolution to be submitted to the general meeting of shareholders.

6.2.	Criteria not used to compare the companies

The following methods were not applied:

•	Financial analysts’ forecasts of share prices

This method was not selected given the lack of regular coverage of the Company by financial analysts and the limited coverage of M&P.

•	Comparable peers

This method was not selected given (i) the lack of listed exploration and production companies that are truly comparable to the Company or to M&P, particularly in terms of geographical exposure, the gas/oil mix of reserves and the exploration/production mix and (ii) the Company’s unique position as an oil and gas exploration and production company and a holding company.

•	Comparable transactions

This method was not selected given the lack of comparable past transactions (in terms of oil prices, geographical exposure and business mix) of which the terms are publicly available.

•	Net asset value(NAV)

The net asset value method consists in calculating the value of a company by subtracting its debts from its assets as recorded in the balance sheet. This method, which is based on the historical value of assets and liabilities, was not selected in so far as it does not account for the current value of a company’s assets and liabilities or development prospects.

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

•	Dividend discount model

The dividend discount model is relevant where a value is traditionally considered as capitalised income value. In the present case, the method was rejected since M&P has not distributed dividends since 2013.

6.3.	Basis for the calculation of the exchange ratio

•	Historical share price

The ratio between the share prices of the Company and M&P, taking into account the amount of the exceptional distribution proposed to you in the first resolution to be submitted to the general meeting, was calculated on the basis of their respective closing prices on the date of the announcement of the Merger and their prices one month, three months, six months and 12 months before this date.

•	Revalued Net Asset Value (RNAV)

The analysis of the revalued net asset value of the Company and M&P is chiefly based on the DCF value of the principal assets of the two companies taking into account (i) the reserves reports issued at end 2014 by DeGolyer and MacNaughton for the assets in Gabon owned by the M&P and Seplat (of which the Company owns 21.76%) and by RPS Energy for the assets in Tanzania owned by M&P, and (ii) the most recent estimates of these companies.

Consistent economic hypotheses were selected for the two companies for the DCF valuation:

•	valuation as at 30 June 2015;

•	discount rates taking into account country-specific risks (10% for Gabon and Tanzania and 12% for Nigeria);

•	inflation: 2%; and

•	oil price per barrel (Brent) based on the Forward graph at three years and a long-term hypothesis of 80 US dollars per barrel, based on the consensus of analysts in September 2015. The Brent price hypotheses selected are the following:

•	in 2016: 53 US dollars per barrel;

•	in 2017: 58 US dollars per barrel;

•	in 2018: 70 US dollars per barrel;

•	in 2019: 80 US dollars per barrel;

then, a 2% inflation is applied.

Sensitivity analyses of the main parameters of the valuation were carried out, especially of the discount rates and the expected price of oil per barrel. Variations were analysed of plus or minus 1% from the discount rates assumed in the main hypothesis, and plus or minus 5 US dollars per barrel around the assumed long-term Brent price in the main hypothesis. Other sensitivity analyses were conducted, for example on the operational costs and the investments hypotheses. The result is that Brent price is the most sensitive hypothesis.

The calculation of the equity value of the companies as opposed to their enterprise value (especially with respect to net financial debt) was based on the consolidated financial statements as at 30 June 2015 of the Company and M&P.

No holding company discount was accounted for in the assessment of the Company’s value per share based on its revalued net asset value. However, an average holding company discount of 30% has been apparent since the IPO of Seplat on 9 April 2014 (calculated based on the Company’s share price in comparison to a transparent valuation of the Company taking into account the Seplat share price on the same date).

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

In addition, adjustments were made for the Company for the amount of the exceptional distribution proposed to you in the first resolution submitted to the general meeting of shareholders.

6.4.	Audit

The firm Associés en Finance, represented by Mr Arnaud Jacquillat, was appointed on a voluntary basis by the Company board of directors upon recommendation of its ad hoc committee on 27 August 2015, in accordance with articles 262-1 et seq. of the AMF general regulations, AMF instruction no. 2006-08 and AMF recommendation no. 2006-15 on independent auditing of financial transactions.

Associés en Finance issued its report on 15 October 2015 on the fairness of the planned exchange ratio, for submission to the MPI board of directors (see section I.1 above). This report can be consulted on the website of the Company and is to be appended to the Document E.

6.5.	Summary of the valuation

The following table and figure shows a summary of the ranges of exchange ratio obtained depending on the various methods described above, after accounting for the exceptional distribution amount to be offered to the Company shareholders at the general meeting of shareholders on 17 December 2015.

The implied ratio that emerges from a comparison of the share prices of the Company and M&P is between 2.3 Company shares for 1 M&P share (closing price before the transaction was announced on 27 August 2015) and 2.9 Company shares for 1 M&P share (weighted average price by volume over one year, as at 27 August 2015).

The central ratio that emerges from an analysis of the revalued net asset value is 1.5 Company shares for 1 M&P share. The level of the ratio between the two companies is sensitive primarily to oil price-per-barrel hypotheses, as indicated above. The range of between 1.3 and 1.7 Company shares for 1 M&P share indicated in the table below lines up with a sensitivity range of plus or minus 5 US dollars per barrel in the hypothetical long-term Brent price.

	Exchange ratio	Minimum	Average	Maximum
Historical share price	Date of the announcement	2.3x	2.3x	2.3x
	Average one month	2.3x	2.5x	2.7x
	Average three months	2.3x	2.7x	3.0x
	Average six months	2.3x	2.6x	3.0x
	Average 12 months	2.3x	2.9x	3.8x
RNAV*	Sensitivity	1.3x	1.5x	1.7x

*	The values presented in this table do not take into account any holding company discount for the Company.

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

Note: average share prices weighted by volume.

6.6.	The selected exchange ratio

The selected exchange ratio provides for the issue of 63,234,026 new M&P shares in consideration for 110,659,545 Company shares, i.e., a ratio of 1.75.

II.	Presentation of the resolutions

We have called this ordinary and extraordinary general meeting to ask you to take decisions on the transactions described below concerning the Company, which are recommended by your board of directors.

Prior to our presentation of these transactions, please find below an overview of the business of the Company since the last annual general meeting held on 22 May 2015.

1.	Business of the Company

A description of the Company’s business activity since the beginning of the financial year is included in the 2015 half-yearly financial report (page 5) published by the Company and available from its website.

Since the publication of the half-yearly financial report and as at the date of drawing up this Report, the following significant events (save as pertaining to the Merger described in this Report) have occurred:

•	Completion of the stratigraphic campaign on Anticosti Island

On 8 October 2015, Hydrocarbures Anticosti announced the completion of the first phase of its exploration program on Anticosti Island and that its main objectives were achieved, i.e. delineate the extent of the hydrocarbon resource and identify locations for three horizontal exploration wells, expected to be drilled in summer of 2016 and which will be selected over the coming weeks. The

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

results of the 12 core holes are generally consistent with expectations in terms of the Macasty Formation thickness, total organic content (TOC), porosity, permeability and maturity. These results favourably compare with those of North America’s best oil and gas reservoirs found in shales. Hydrocarbures Anticosti indicated having begun the work necessary to comply with regulatory requirements to obtain a certificate of environmental authorisation which should enable to proceed with the hydraulic fracturing of the three horizontal exploration wells in 2016.

2.	Presentation of the resolutions

The purpose of this Report is to present the important points from the draft resolutions to you in accordance with applicable regulations. It is not intended as an exhaustive account, and therefore it is essential that you read the proposed resolutions carefully before casting your vote.

2.1	Exceptional resolution within the remit of the ordinary general meeting of shareholders

Exceptional distribution of retained earnings (first resolution)

•	Subject

It is proposed that Company shareholders decide to make an exceptional distribution of €0.45 per Company share with dividend rights.

•	Implementation

The exceptional distribution of €0.45 per Company share totals approximately €51,901,440.30 based on the number of all outstanding Company shares (115,336,534 as at 15 October 2015). It is understood that own shares held by the Company bear no rights to the distribution and the exceptional distribution amount calculated for own shares held by the Company on the payment date will be allocated to “Retained Earnings”.

The total exceptional distribution amount will be deducted for the Company from the line “Retained Earnings”, which will equal €57,360,799.55 after (i) allocation of the Company’s profit/loss for the financial year ended 31 December 2014 and (ii) the dividend distribution decided upon at the Company general meeting of shareholders held on 22 May 2015. However the exceptional distribution sum for own shares held by the Company as at the payment date will remain allocated to “Retained Earnings”.

The ex-dividend date for the exceptional distribution will be 21 December 2015 and the payment date will be 23 December 2015.

The board of directors would have all powers from the general meeting of shareholders, including to delegate authority, for the purposes of (i) recording the exact number of shares entitling their holders to the distribution and the corresponding amounts deducted from “Retained Earnings”, in accordance with the method established at the general meeting of shareholders, and (ii) implementing the exceptional distribution, deducting the distributed sum to “Retained Earnings”, and (ii) generally doing whatever is necessary and taking all useful steps to procure the satisfactory outcome of the transactions set out in this resolution.

2.2	Resolution within the remit of the extraordinary general meeting of shareholders

Review and approval of the proposed merger of the Company (second resolution)

The Company Board of Directors proposes that you approve the following documents and information with a view to organising the Merger.

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

•	Proposed Merger Agreement

The Proposed Merger Agreement states that the Company will transfer all its assets and liabilities to M&P.

These assets and liabilities have been assessed at their actual value based on the Company’s financial statements as at 31 December 2014.

On the basis of this assessment:

•	the transferred assets total €449,926,032, i.e. assets of €366,869,014 restated in light of the dividends distributed to the Company shareholders since 1 January 2015 and the exceptional distribution submitted for your approval in the first resolution for this general shareholders’ meeting; and

•	the transferred liabilities amount to €13,119,425.

In light of the above, the net assets to be transferred by the Company to M&P total €353,749,589.

The exchange ratio for the Merger would be set at 1 M&P share for 1.75 Company share (corresponding to 4 M&P shares for 7 Company shares).

The Merger is to be completed on the Completion Date. It is understood however, as stated in section I.4 of the Report, that if the Conditions Precedent are not satisfied by 29 February 2016 (inclusive), the Merger Agreement will lapse. In addition the Merger will take retroactive effect for tax and accounting purposes on the first day of the Company financial year in which the Merger is completed, such that transactions by the Company during said interval will be deemed to have been carried out for the M&P.

•	Consideration for the Transaction

As consideration for the net assets transferred to M&P by the Company and based on the aforementioned exchange ratio, M&P would issue new shares, increasing the nominal share capital by €48,690,200.02 by creating 63,234,026 new M&P shares with a par value of €0.77 each, to be allocated to Company shareholders.

It is understood that the above issue of new shares does not take into account any own shares held by the Company, as these will not be exchanged for M&P shares in accordance with article L. 236-3 of the French Commercial Code.

•	Fractional shares

If Company shareholders do not own a sufficient number of shares to obtain a whole number of M&P shares through the exchange ratio, the relevant Company shareholders will be responsible for selling or purchasing fractional shares. However, Company shareholders owning an insufficient number of Company shares on the Final Completion Date to be entitled to a whole number of new M&P shares, via implementation of the exchange ratio agreed for the Merger, the fractional M&P shares that could not be individually allocated will be sold. The sale of these new shares and the allocation of the proceeds from the sales must occur within thirty (30) days as from the latest date the whole number of M&P shares allocated is recorded on the holder’s account.

•	Merger premium

The Merger would generate a merger premium in an amount of €305,059,388.98 reflecting the difference between (i) the net Company assets transferred to M&P, i.e., €353,749,589, and (ii) the amount raised by the issue of new M&P shares, i.e., €48,690,200.02. The merger premium is intended as consideration for the net assets transferred by the Company.

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

The merger premium would be recorded in the “merger premium” account to which old and new Company shareholders hold rights.

The completion of the Merger will constitute authorisation for the board of directors to carry out any withdrawals from the merger premium to be used in order to (i) replenish all regulated reserves or provisions recorded in M&P balance sheet; (ii) deduct from the merger premium, all expenses, taxes and fees incurred or payable as a result of the Merger; (iii) deduct from the merger premium, all amounts required to ensure that the legal reserve account corresponds to one tenth of the new post-Merger share capital amount; and (iv) deduct from the merger premium, all omitted or undisclosed liabilities pertaining to the transferred assets.

•	Assumption of Company commitments – Free shares

M&P would replace the Company in all its rights and obligations as at the Completion Date, in particular as regards free shares and the free allocation of preferential shares by the Company prior to the signature of the Merger Agreement.

These commitments pertain to the 45,000 free shares that are still in the lock-up period. It is understood that consideration for these shares will be provided through new M&P shares based on the exchange ratio agreed for the Merger and that the new M&P shares will be subject to the provisions of the plan in accordance with article L. 225-197-1, III of the French Commercial Code.

The commitments also pertain to preferential shares that can be converted into a maximum of 75,000 ordinary shares four years after their date of attribution, depending on the performance conditions. These would be exchanged based on the ratio agreed for the Merger. It is understood that articles L. 225-197-1, III and L. 228-12 of the French Commercial Code apply to the commitments assumed by M&P vis-à-vis beneficiaries of these rights. M&P will offer securities with equivalent features to beneficiaries, on the terms set out by law.

•	Dissolution of the Company without liquidation

Pursuant to article L. 236-3 of the French Commercial Code, completion of the Merger will trigger the dissolution of the Company without liquidation and the transfer of all its assets and liabilities to M&P as at the Completion Date.

•	Powers of the board of directors

The Company board of directors, with delegating authority, and/or the M&P board of directors and its Chief Executive Officer as relevant would have all powers to carry through with final completion of the Merger and therefore (i) to restate the assets transferred by the Company to M&P as necessary and in any format, to draw up any confirming, supplementary or corrective instruments that may be necessary, carry out any formalities to facilitate the transfer of Company assets and liabilities to M&P, (ii) to ascertain the satisfaction of Conditions Precedent, (iii) to sign the compliance statement referred to at article L. 236-6 of the French Commercial Code, (iv) to complete any formalities, submit any statements to the relevant government offices and any and all notices to any other party; in the event difficulties arise, to initiate or follow up on any proceedings and (v) generally speaking, to sign any and all instruments and documents, choose address for service, delegate some or all powers granted or change the beneficiaries thereof, and do whatever is useful and necessary in service of final completion of the Merger.

2.3	Powers to complete formalities

The third resolution is to grant the necessary powers to complete the legal formalities related to the general meeting.

We thank you for demonstrating your confidence in the board of directors by approving all the resolutions submitted to a vote at this general meeting.

ENGLISH LANGUAGE TRANSLATION

FOR INFORMATION PURPOSES ONLY

Appendix 1

Merger Agreement